U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File No. 1-13056

For the period starting November 1st and ending November 8, 2006

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Lucie Desjardins
Corporate Secretary
(Address of principal executive office)

    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ____           Form 40-F    X

    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____                 No    X

    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

EXHIBIT INDEX

LIST OF DOCUMENTS

1°	Press release issued by Cambior Inc. on November 7, 2006, announcing that Cambior shareholders approve IAMGOLD’s transaction; and

2°	Press release issued by Cambior Inc. on November 8, 2006, announcing that Cambior’s acquisition by IAMGOLD is completed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CAMBIOR INC.

Date: November 9, 2006	By:	/s/ Lucie Desjardins
Lucie Desjardins
Corporate Secretary &
Senior Legal Counsel